NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-01 March 12, 2008

Rubicon Discovers New High-Grade Gold Zone at Phoenix Gold Project, Red Lake
 - Intercepts include 283 g/t over 1.0 metre, 34.6 g/t over 2.0 metres and 36.0 g/t over 1.0 metre -

Rubicon Minerals Corp (RMX.TSX : RBY.AMEX) is pleased to announce that ongoing drill testing of priority targets at its 100% controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district, has led to the discovery of a new gold zone on the property, referred to as the “F2” zone.

The discovery hole, F2-01, (drilled at -70 degrees from surface), targeted a newly interpreted geological structure and intersected several gold-bearing intervals related to intrusive units and silica flood zones within altered ultramafic and mafic volcanics. This drill hole intersected thick gold-bearing zones that returned up to 6.8 g/t gold over 11.0 metres (0.20 oz/ton over 36.1 feet) and also contains higher grade intervals that returned up to 34.6 g/t gold over 2.0 metres (1.01 oz/ton gold over 6.6 feet), 11.6 g/t over 2.9 metres (0.34 oz/ton gold over 9.5 feet) and 9.1 g/t gold over 3.0 metres (0.27 oz/ton gold over 9.8 feet).

A second hole, F2-02, drilled from the same setup (drilled -80 degrees from surface) intersected thick gold-bearing sections including 3.3 g/t gold over 28 metres (0.10 oz/ton gold over 91.9 feet). The section contains several occurrences of visible gold and higher grade sections including 36.0 g/t gold over one metre (1.05 oz/ton over 3.3 feet)and 16.8 g/t over one metre (0.49 oz/ton gold over 3.3 feet).

A third hole drilled from the same setup (drilled at -85 degrees from surface) has been completed. Although assays are pending for the majority of samples, a low-angle vein containing appreciable visible gold in ultramafic rock has returned 283.2 g/t gold over a one metre core length (8.26 oz/ton gold over 3.3 feet).

Assays received to date for both holes are summarized in Table 1, below.

“Initial results from F2 are encouraging. We have intersected a broad gold mineralizing system at modest, easily reachable depths which includes high grade gold zones in a classic Red Lake setting. This system warrants and will receive significant additional drilling. To this end, we are in the process of securing a barge (plus an option on a second) to allow the new zone to be drilled well beyond the end of this winter season. In addition to our Phoenix Gold project in Red Lake we own 100% of our Adams Lake and East Bay projects, both of which we consider to have high potential for further new discoveries. With a strong treasury and three drills turning, it’s a great time to be making new gold discoveries in Red Lake!” stated David Adamson, President and CEO.

Two additional drill holes are in progress, 20 and 25 metres to the north and south of the discovery hole section, respectively.

Titan 24 Surveys

Along with the current drill program, Rubicon is planning to carry out additional Titan 24 geophysical surveys on the Phoenix and Adams Lake properties. This relatively new technique is designed to penetrate deeper than conventional surveys and thus help develop deep drill targets. While not all results are final, the survey has detected several known near surface gold zones at Phoenix and appears to have detected the new F2 Zone, described above. Of additional interest, the survey has defined several new priority targets and structures ranging from depths of 200 to over 800 metres below surface which have never been drill tested. At Adams Lake, Titan 24 defines large structures extending to depth which are also priority targets for drilling since these are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district.

Commenting on these surveys David Adamson said: “The challenge at Red Lake and for Canadian exploration in general, is to look deeper and to drill more effectively in order to make tomorrow’s discoveries. Through a combination of experience and innovation, we have developed a number of exciting targets and we think we may be on the right track!”

With over $28 million in its treasury, Rubicon is well positioned to take up Red Lake’s challenge to find its next orebody. Red Lake, where Rubicon is a significant landholder, combines low political risk and an outstanding track record of high grade gold deposits and represents one of the world’s best exploration locations.

Rubicon expects drilling to continue at Phoenix essentially year round and has procured an additional drill rig to ensure priority targets at Adams Lake are drilled as soon as practicable without impacting on Phoenix project drilling. In the near term, Rubicon is planning to extend existing Titan 24 surveys at both Phoenix and at Adams Lake to supplement existing targets prior to further drilling beyond Phoenix itself.

Table 1
Hole	From	To	Metres	Gold (g/t)	Feet	Gold (oz/ton)
F2-01	95.0	101.5	6.5	6.3	21.3	0.18
Including			4.5	8.4	14.8	0.25
Or			2.9	11.6	9.5	0.34

F2-01	217.0	224.0	7.0	4.1	23.0	0.12
Including			3.0	9.1	9.8	0.27

F2-01	235.0	246.0	11.0	6.8	36.1	0.20
Including			3.0	23.2	9.8	0.68
Or			2.0	34.6	6.6	1.01

F2-02	184.7	210.0	25.3	3.0	83.0	0.09

F2-02	240.0	242.0	2.0	12.3	6.6	0.36

F2-02	295.0	296.0	1.0	16.8	3.3	0.49

F2-02	305.5	306.5	1.0	36.0	3.3	1.05

F2-02	367.0	395.0	28.0	3.3	91.9	0.10
Including			9.0	5.1	29.5	0.15
Or			2.0	10.1	6.6	0.29

F2-03	267.9	268.9	1.0	283.2	3.3	8.26

All reported intercepts are core lengths and true widths are currently unknown. However, in general, and except as noted in this release, vein orientations are observed to be at high angle to the core axis in both holes but further drilling will be required to determine true thicknesses.

A Regional Map of the Phoenix Gold Project is shown in Figure 1, Figure 2 shows a detailed plan map, and Figure 3 shows the F2 section. A presentation is also available on the company’s website at www.rubiconminerals.com. Close spaced drilling completed to date is considered appropriate for mineralization of this type in Red Lake.

RUBICON MINERALS CORPORATION

”David W. Adamson”

President & CEO

All assays were conducted on sawn NQ-sized half core sections. Assays by SGS Minerals Services using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Persons under the definition of NI 43-101.

Figure 1: Phoenix Gold Project – Regional Map

Figure 2: F2 Plan Map

Figure 3: F2 Section

F2 - Section
11.6 g/t Au over 2.9m
F2-01
F2-02
F2-03
3.0 g/t Au over 25.3
9.1 g/t Au over 3.0m
6.8 g/t Au over 11.0m
(Incl. 34.6 g/t Au over 2.0m)
12.3 g/t Au over 2.0m
283.2 g/t Au over 1.0m
NOTE: Assays pending
for remainder of hole F2-03.
16.8 g/t Au over 1.0m
36.0 g/t Au over 1.0m
3.3 g/t Au over 28.0m
(Incl. 10.1 g/t Au over 2.0)
50m

Forward Looking Statement
This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  The foregoing list of assumptions is not exhaustive.  Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations,   Toll free: 1.866.365.4706, E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation, Suite 1540–800 West Pender Street, Vancouver BC, CANADA  V6C 2V6
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